UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2011
Commission File Number 001-31583

NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)

Gushu Industrial Estate, Xixiang Baoan, Shenzhen People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

THIRD QUARTER NEWS RELEASE

Investor relations contact: Mr. Michael L. Luechtefeld E-mail: shareholder@namtai.com	Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.
NAM TAI ELECTRONICS, INC.
Q3 2011 Sales down 15.6%, Gross profit margin at 5.5%
SHENZHEN, PRC — October 31, 2011 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the third quarter ended September 30, 2011.
KEY HIGHLIGHTS
(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Three Month Results			Nine Month Results
	Q3 2011	Q3 2010	YoY(%)	9M 2011	9M 2010	YoY(%)
Net sales	$147,438	$174,744	(15.6)	$457,039	$367,922	24.2
Gross profit	$8,115	$17,859	(54.6)	$25,781	$37,068	(30.4)
% of sales	5.5%	10.2%	—	5.6%	10.1%	—
Operating income	$133	$7,286	(98.2)	$1,056	$10,452	(89.9)
% of sales	0.1%	4.2%	—	0.2%	2.8%	—
per share (diluted)	$0.00	$0.16	—	$0.02	$0.23	—
Net income (a)(b)	$1,095	$7,607	(85.6)	$6,116	$9,721	(37.1)
% of sales	0.7%	4.4%	—	1.3%	2.6%	—
Basic earnings per share	$0.02	$0.17	(88.2)	$0.14	$0.22	(36.4)
Diluted earnings per share	$0.02	$0.17	(88.2)	$0.14	$0.22	(36.4)
Weighted average number of shares (‘000)
Basic	44,804	44,804	—	44,804	44,804	—
Diluted	44,825	44,806	—	44,843	44,808	—

Note:

(a)	Net income of the three months ended September 30, 2011 included interest income of $0.6 million, exchange gain of $0.9 million and a deferred tax credit of $0.4 million arising from the tax losses of Wuxi FPC (“Flexible Printed Circuit”) business, whereas the actual utilization of such deferred tax asset depends on future profit streams of that business.

(b)	Net income of the nine months ended September 30, 2011 included interest income of $2.1 million, exchange gain of $3.5 million and a deferred tax credit of $2.1 million arising from the tax losses of Wuxi FPC (“Flexible Printed Circuit”) business, whereas the actual utilization of such deferred tax asset depends on future profit streams of that business.
In addition to the results in the table above determined in accordance with accounting principles generally accepted in the United States (“US GAAP”), management utilizes a measure of operating income / (loss), net income / (loss) and earnings (loss) per share on a non-GAAP basis that excludes certain income and expenses to better assess operating performance. Those non-GAAP financial measures exclude certain items, such as share-based compensation expenses and employee severance benefits in PRC subsidiaries. By disclosing the non-GAAP information, management intends to provide investors with additional information to analyze the Company’s performance, core results and underlying trends. Non-GAAP information is not determined using US GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the Company’s performance over different periods.

Non-GAAP information should not be viewed as a substitute for, or superior to, net income/(loss) or other financial data prepared in accordance with US GAAP as measures of our operating results or liquidity. Users of this non-GAAP information should consider the types of events and transactions for which adjustments have been made. The table below provides a reconciliation of non-GAAP amounts to amounts reported under US GAAP.
GAAP TO NON-GAAP RECONCILIATION
(In millions of US Dollars, except for per share (diluted) and numbers of shares)

	Three months ended				Nine months ended
	September 30,				September 30,
	2011		2010		2011		2010
	millions	per share (diluted)	millions	per share (diluted)	millions	per share (diluted)	millions	per share (diluted)
GAAP Operating Income	$0.1	$0.00	$7.3	$0.16	$1.1	$0.02	$10.5	$0.23
Add back:
- Share-based compensation expenses(a)	—	—	—	—	0.1	0.00	—	—
- Employee severance benefits in PRC subsidiaries(b)	—	—	—	—	0.3	0.01	0.7	0.02
Non-GAAP Operating Income	$0.1	$0.00	$7.3	$0.16	$1.5	$0.03	$11.2	$0.25

GAAP Net Income	$1.1	$0.02	$7.6	$0.17	$6.1	$0.14	$9.7	$0.22
Add back:
- Share-based compensation expenses(a)	—	—	—	—	0.1	0.00	—	—
- Employee severance benefits in PRC subsidiaries (after deducting tax) (b)	—	—	—	—	0.3	0.01	0.5	0.01
Non-GAAP Net Income	$1.1	$0.02	$7.6	$0.17	$6.5	$0.15	$10.2	$0.23

Weighted average number of shares — diluted (‘000)	44,825		44,806		44,843		44,808

Notes:

(a)	The share-based compensation expenses included approximately $0.1 million attributable to options to purchase 60,000 shares granted in the second quarter of 2011 to directors in accordance with the Company’s practice of making annual option grants to its directors upon their election for the ensuing year.

(b)	The expense represents employee benefit and severance arrangements in accordance with the PRC statutory severance requirements.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE THIRD QUARTER OF 2011
1. Quarterly Sales Breakdown
(In thousands of US Dollars, except percentage information)

				YoY(%)
			YoY(%)	(Quarterly
Quarter	2011	2010	(Quarterly)	accumulated)
1st Quarter	$161,896	$79,266	104.2	104.2
2nd Quarter	$147,705	$113,912	29.7	60.3
3rd Quarter	$147,438	$174,744	(15.6)	24.2
4th Quarter	—	$166,498
Total	$457,039	$534,420
2. Breakdown of Net Sales by Product Segment (as a percentage of Total Net Sales)

	2011		2010
Segments	Q3 (%)	YTD (%)	Q3 (%)	YTD (%)
Key Components Assembly — Telecommunications (“TCA”)	87	86	71	73
Consumer Electronic and Communication Products (“CECP”)	13	14	29	27
	100	100	100	100
Prior to year 2010, the Company operated in three reportable segments — telecommunication components assembly (“TCA”), consumer electronics and communication products (“CECP”), and LCD products (“LCDP”). In 2010 we consolidated our business into two segments, TCA and CECP, following the merger of the Company’s LCDP and TCA segments. Our chief operating decision maker reviews the segment results of TCA and CECP when allocating resources and assessing performance. The change in segment reporting was due to the following:
•	Most of the LCDP business has been LCD module assembly for telecommunication products since 2010, which is similar to the business operated by TCA. In view of the similarity of the products, the Company has merged the LCDP segment into the TCA segment; and
•	Since the merger, the combined segments can now be run by a single management team.
The segment information for 2010 time periods have been restated in order to conform to the change in presentation of segment reporting in 2011 in accordance with FASB ASC 280-10-50-34. The results of the former LCDP segment were included in the TCA segment in 2010. We continue to evaluate our segmentation. In reviewing our segmentation, we note that the Company discontinued CECP production for bluetooth headsets and calculators with two major box-built customers in the fourth quarter of 2010. Should the CECP segment fall below the threshold prescribed under Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 280-10-50-12, management may aggregate this segment to TCA. In addition, the Company’s Flexible Printed Circuit Board (“FPCB”) business is too small to be designated as a separate business segment.

3. Key Highlights of Financial Position

	As at September 30,		As at December 31
	2011	2010	2010
Cash on hand	$154.8 million	$218.3 million	$228.1 million
Ratio of cash to current liabilities	1.54	1.84	1.98
Current ratio	2.95	2.89	2.93
Ratio of total assets to total liabilities	4.33	3.80	3.86
Return on equity	2.4%	3.9%	4.5%
Ratio of total liabilities to total equity	0.30	0.36	0.35
Debtors turnover	41 days	67 days	51 days
Inventory turnover	18 days	24 days	22 days
Average payable period	50 days	83 days	64 days
OPERATING RESULTS
Net sales in the third quarter of 2011 were $147.4 million, down 15.6% from net sales of $174.7 million in the same quarter of 2010. Gross profit of $8.1 million in the third quarter 2011 decreased 54.6% from $17.9 million in the same quarter last year. Gross profit margin in third quarter of 2011 decreased to 5.5%, down from 10.2% in the third quarter of 2010. The gross profit margin decrease was mainly due to three factors. First, product mix, box-built products with higher gross margin such as Bluetooth headset and calculators have been discontinued. Consistent with its long-term business strategy the Company is narrowing its focus to higher-growth, lower-margin business opportunities, such as key component assembly for telecommunication products, which leverage the Company’s core strengths. Second, increased labor costs, including increases in basic wages for labor since last year decreased margins in the third quarter of 2011. Third, startup costs and operating losses at the Company’s facility in Wuxi continued although our Wuxi facility was completed in 2009 and began manufacturing and assembling flexible printed circuit boards in 2010.
Lower gross margins resulted in operating income of $0.1 million in the third quarter of 2011, down from $7.3 million in the third quarter of 2010. With interest income of $0.6 million and currency exchange gains of $0.9 million, the Company earned net income of $1.1 million in the third quarter of 2011 compared with the $7.6 million for the third quarter of last year.
For the nine months ended September 30, 2011, our net sales were $457.0 million, an increase of 24.2% as compared to $367.9 million in the same period last year. The Company’s gross profit margin was 5.6% as compared to 10.1% in the same period of 2010. Gross profit was $25.8 million, down 30.4% as compared to $37.1 million in the same period last year. Operating income for the first nine months of 2011 was $1.1 million, compared to operating income of $10.5 million in the same period last year. Our net income for the nine months ended September 30, 2011 was $6.1 million, or $0.14 per share (diluted), as compared to net income of $9.7 million, or $0.22 per share (diluted), in the same period last year.
EXPANSION PROJECTS
The Company has two separate site-expansion projects in progress, one in Shenzhen and one in Wuxi. Both projects are critical to the Company’s future growth and both depend upon the prompt action and cooperation of the local PRC government.
Following the report in the second quarter 2011, the raw land in Guangming Hi-Tech Industrial Park, Shenzhen, PRC, approximately 30 minutes driving distance from existing facilities in Gushu, Shenzhen and one hour driving distance from Hong Kong, has not yet been delivered to the Company. Although the

Company fully paid for the land use rights for this land four years ago and additionally compensated farmers occupying the land, the local Government has not yet indicated when the land will be released. The Company is actively working to resolve this matter.
The other expansion project involves the acquisition of land use rights for approximately 500,000 square feet of raw land adjacent to the Company’s operational manufacturing facility in Wuxi in order to construct structures, such as dormitories, canteens, labor activity centers, research laboratories, and testing and training centers, to support operations at the Wuxi manufacturing facility. The local Wuxi government has indicated that it strongly supports the Company’s planned expansion and development. However, the project was delayed in the third quarter while revisions were made to the Company’s expansion plans to conform with recently identified zoning and environmental regulations restricting usage of the land originally under consideration. With continued local government support, the Company expects to move forward with the initial purchase of land use rights in the fourth quarter of 2011.
Non-GAAP Financial Information
Non-GAAP operating income for the third quarter of 2011 was $0.1 million, or $0.00 per share (diluted), compared to $7.3 million, or $0.16 per share (diluted) in the third quarter of 2010. Non-GAAP net income for the third quarter of 2011 was $1.1 million or $0.02 per share (diluted), compared to $7.6 million, or $0.17 per share (diluted), in the third quarter of 2010.
COMPANY OUTLOOK
The Company has sustained year-to-date revenue growth of 24.2% at the end of third quarter 2011, but third quarter revenue growth that normally follows the second quarter seasonal slow period was hindered by global economic conditions. The significant reduction in the Consumer Electronic and Communication Product (CECP) business segment revenue year-to-date as a percentage of total company revenue resulted from the Company’s continuing focus on core competencies in the Telecommunications Key Components Assembly (TCA) segment. The Company has identified significant revenue growth opportunities within this segment assembling telecommunication product LCD modules for Japanese multinational corporations (MNCs) that supply global customers.
The Company believes global demand for telecommunications subassemblies will continue to grow in the long term. The Company is well-positioned to benefit from this expected trend with plans to increase manufacturing capacity for telecommunications subassemblies in Wuxi and in Shenzhen in a two-phase capital investment program over the next nine months. In the third quarter the Company began Phase I of the program which involves investing about $70 million in LCD module manufacturing equipment and facilities in the Wuxi site. Phase II of the program, an additional investment in LCD module manufacturing equipment and facilities in the Shenzhen site of about $60 million, is expected to begin in early 2012.
The capacity resulting from the Company’s investment program is planned to meet growing global demand for LCD modules in devices such as smart phones and tablets. The Company is actively engaged in negotiations with customers who forecast demand with potential to more than double the Company’s 2012 sales revenue from 2011 revenue levels. But firm orders have not yet been received.
Mass production resulting from Phase I of the investment program is projected to begin near the end of the fourth quarter of 2011. However, as of the end of the third quarter the Company had not yet received binding customer commitments to production volumes. Success of the expansion program is at risk until negotiations are concluded and the Company has firm orders in hand. In addition, the LCD module assembly business is highly competitive. Future increases in sales revenue are not expected to relieve pressure on margins. Continuing inflation in China and appreciation of the PRC renminbi are expected to further increase overhead and cost pressure on margins, necessitating ongoing cost control measures to sustain profitability.
PAYMENT OF QUARTERLY DIVIDENDS FOR 2011 AND 2012
As announced on November 1, 2010, the Company resumed payment of quarterly dividends in 2011. All quarterly dividends scheduled for payment in 2011 have been paid as scheduled. The following table repeats and updates the previously announced schedule for declaration and payment of quarterly dividends in 2011.

Quarterly			Dividend
Payment	Record Date	Payment Date	(per share)	Status
Q1 2011	December 31, 2010	January 20, 2011	$0.05	PAID
Q2 2011	March 31, 2011	April 20, 2011	$0.05	PAID
Q3 2011	June 30, 2011	July 20, 2011	$0.05	PAID
Q4 2011	September 30, 2011	October 20, 2011	$0.05	PAID
		Total for Full Year 2011	$0.20
We are pleased to announce that, considering the Company’s cash position and the promising outlook for continued profitable growth in 2012, our Board of Directors has determined to increase quarterly dividend payments in 2012 according to the Schedule set forth below.

Quarterly			Dividend
Payment	Record Date	Payment Date	(per share)
Q1 2012	December 31, 2011	January 20 — 31, 2012	$0.07
Q2 2012	March 31, 2012	April 20 — 30, 2012	$0.07
Q3 2012	June 30, 2012	July 20 — 31, 2012	$0.07
Q4 2012	September 30, 2012	October 20 — 31, 2012	$0.07
		Total for Full Year 2012	$0.28
The Company’s decision to continue dividend payments in 2012 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared will depend upon the Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for future expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2012, what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

PROPOSED SCHEDULE OF RELEASE OF QUARTERLY FINANCIAL RESULTS FOR Q4 2011 AND 2012
Announcements of Financial Results

Quarter	Date of release
Q4 2011	February 13, 2012 (Mon)
Q1 2012	April 30, 2012 (Mon)
Q2 2012	August 6, 2012 (Mon)
Q3 2012	November 5, 2012 (Mon)
Q4 2012	February 4, 2013 (Mon)

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE
This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in these forward-looking statements as a result of a number of factors, including: a deterioration of the markets for the Company’s customers’ products and the global economy as a whole, which could negatively impact the Company’s revenue and the ability of the Company’s customers to pay for the Company’s products; customer bankruptcy filings; the sufficiency of the Company’s cash position and other sources of liquidity to operate its business; the negative effects of increased competition on the Company’s revenues and margins; and one or more of the factors discussed in “Item 3. Key Information — Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 as filed on March 16, 2011 with the Securities and Exchange Commission.
The words “believe,” “may,” “will,” “project,” “continue,” “anticipate,” “intend,” “expect,” and similar words are intended to identify forward-looking statements. Forward-looking statements include both the express and implied statements made in “Expansion Projects,” “Company Outlook” and elsewhere in this news release, particularly statements regarding: management’s intention to focus its business on key components assembly for telecommunication products and expectations expressed regarding the action and cooperation of the local PRC government as to our expansion projects in Shenzhen and Wuxi; the expansion of our manufacturing capacity to meet the growing demand for LCD modules we anticipate; the development of new product segments and new customer bases; the perception of increasing inflation and appreciation of PRC renminbi; and the Company’s ability to control costs and to invest in new technology.
For further information regarding risks and uncertainties associated with Nam Tai’s business, operating results or financial condition, please refer to the “Operating and Financial Review and Prospects,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its Annual Reports on Form 20-F and Reports on Form 6-K containing releases of Nam Tai’s quarterly financial results, copies of which may be obtained from Nam Tai’s website at http://www.namtai.com or from the SEC’s EDGAR website at http://www.sec.gov.
All information in this press release is as of October 31, 2011 in Shenzhen of the People’s Republic of China except as otherwise indicated. Nam Tai does not undertake any duty, and should not be expected, to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations, unless so required by law. Readers are cautioned not to place undue reliance on these forward-looking statements. The inclusion of any statement in the release does not constitute an admission by the Company or any other person that the events or circumstances described in such statements are material.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic, medical and automotive products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD modules, FPC subassemblies and image-sensor modules and PCBAs. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.
Nam Tai Electronics, Inc. is registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol “NTE”). All the Company’s operations are located in the People’s Republic of China and its investor relations office is located in Hong Kong.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(In Thousands of US Dollars except share and per share data)

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010

Net sales	$147,438	$174,744	$457,039	$367,922
Cost of sales	139,323	156,885	431,258	330,854

Gross profit	8,115	17,859	25,781	37,068

Costs and expenses
General and administrative expenses	5,641	7,655	17,773	18,276
Selling expenses	1,507	1,610	4,428	4,103
Research and development expenses	834	1,308	2,524	4,237

	7,982	10,573	24,725	26,616

Operating income	133	7,286	1,056	10,452

Other income (expenses) , net(1)	922	2,210	3,979	2,877
Interest income	639	421	2,119	1,025

Income before income tax	1,694	9,917	7,154	14,354
Income tax expenses(2)	(599)	(2,310)	(1,038)	(4,633)

Net income	$1,095	$7,607	$6,116	$9,721

Income per share
Basic	$0.02	$0.17	$0.14	$0.22

Diluted	$0.02	$0.17	$0.14	$0.22

Weighted average number of shares (‘000)
Basic	44,804	44,804	44,804	44,804
Diluted	44,825	44,806	44,843	44,808

Notes:

(1)	Other income in the third quarter of 2011 included exchange gain of $0.9 million mainly due to the continuing appreciation of RMB against USD during this quarter and other income in the end of September 30, 2011, included exchange gain of $3.5 million mainly due to the continuing appreciation of RMB against USD during this year.

(2)	Income tax expense for the three months and nine months ended September 30, 2011 included a deferred tax credit of $0.4 million and $2.1 million respectively arising from the tax losses of Wuxi FPC (“Flexible Printed Circuit”) business, whereas the actual utilization of such deferred tax asset depends on future profit streams of that business.

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NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(In Thousands of US Dollars)

	Unaudited	Audited
	September 30	December 31
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$154,793	$228,067
Fixed deposits maturing over three months	34,388	—
Accounts and notes receivable, net	68,230	74,176
Inventories	29,033	29,058
Prepaid expenses and other receivables	10,959	5,719
Deferred tax assets – current	190	376
Income tax recoverable	108	105

Total current assets	297,701	337,501

Property, plant and equipment, net	97,278	88,895
Land use rights	12,052	12,264
Deposits for property, plant and equipment	20,964	477
Goodwill	2,951	2,951
Deferred tax assets-non current	11,248	8,423
Other assets	375	269

Total assets	$442,569	$450,780

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$78,978	$84,590
Accrued expenses and other payables	17,507	17,484
Dividend payable	2,240	8,961
Income tax payable	2,103	4,232

Total current liabilities	100,828	115,267
Deferred tax liabilities	1,379	1,379

Total liabilities	102,207	116,646
EQUITY
Nam Tai shareholders’ equity:
Common shares	448	448
Additional paid-in capital	287,055	286,943
Retained earnings	52,867	46,751
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	340,362	334,134

Total liabilities and shareholders’ equity	$442,569	$450,780

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NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED SEPTEMBER 30, 2011 AND 2010

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$1,095	$7,607	6,116	$9,721
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment and land use right	4,105	6,201	13,260	19,143
Loss (gain) on disposal of property, plant and equipment	5	(855)	45	(1,289)
Share-based compensation expenses	—	—	112	—
Deferred income taxes	(751)	(601)	(2,639)	(589)
Unrealized exchange (gain) loss	(482)	(1,107)	(2,492)	(1,612)
Changes in current assets and liabilities:
(Increase) decrease in accounts receivable	5,857	(11,792)	5,946	(31,827)
(Increase) decrease in inventories	6,459	(5,449)	25	(12,820)
(Increase) decrease in prepaid expenses and other receivables	(4,044)	(892)	(5,240)	(2,511)
(Increase) decrease in income tax recoverable	(1)	—	(3)	—
(Decrease) increase in notes payable	—	—	—	(691)
(Decrease) increase in accounts payable	(6,797)	17,091	(5,612)	41,155
(Decrease) increase in accrued expenses and other payables	1,963	1,680	294	2,265
(Decrease) increase in income tax payable	(701)	2,063	(2,129)	3,279

Total adjustments	5,613	6,339	1,567	14,503

Net cash provided by (used in) operating activities	$6,708	$13,946	$7,683	$24,224

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(12,147)	(1,711)	(21,747)	(5,168)
(Increase) decrease in deposits for purchase of property, plant and equipment	(15,891)	386	(20,487)	(41)
(Increase) decrease in other assets	—	—	(106)	—
Proceeds from disposal of property, plant and equipment	—	1,552	—	2,054
(Increase) decrease in fixed deposits maturing over three months	(34,388)	—	(34,388)	12,903

Net cash (used in) provided by investing activities	$(62,426)	$227	$(76,728)	$9,748

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(2,240)	$—	$(6,721)	$—

Net cash (used in) provided by financing activities	$(2,240)	$—	$(6,721)	$—

Net (decrease) increase in cash and cash equivalents	(57,958)	14,173	(75,766)	33,972

Cash and cash equivalents at beginning of period	212,269	203,026	228,067	182,722

Effect of exchange rate changes on cash and cash equivalents	482	1,107	2,492	1,612

Cash and cash equivalents at end of period	$154,793	$218,306	$154,793	$218,306

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NAM TAI ELECTRONICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(In Thousands of US Dollars)
1.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The comprehensive income was $1,095 and $7,607 for the three months ended September 30, 2011 and 2010 respectively.

2.	Business segment information — The Company operates primarily in two segments, Key Components Assembly — Telecommunications (“TCA”) segment and the Consumer Electronic Communication Products (“CECP”) segment.

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010

NET SALES :
- TCA	$128,283	$123,996	$391,982	$268,947
- CECP	19,155	50,748	65,057	98,975

Total net sales	$147,438	$174,744	$457,039	$367,922

NET INCOME :
- TCA	$1,366	$2,915	$5,326	$3,150
- CECP	314	6,034	2,358	10,148
- Corporate	(585)	(1,342)	(1,568)	(3,577)

Total net income	$1,095	$7,607	$6,116	$9,721

	Unaudited	Audited
	Sep. 30, 2011	Dec. 31, 2010

IDENTIFIABLE ASSETS BY SEGMENT:
- TCA	$222,553	$197,083
- CECP	51,181	55,569
- Corporate	168,835	198,128

Total assets	$442,569	$450,780

NAM TAI ELECTRONICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(In Thousands of US Dollars)
3.	A summary of the net sales, net income and long-lived assets by geographic areas is as follows:

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010

NET SALES FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	$147,438	$174,744	$457,039	$367,922
Intercompany sales	196	275	812	711

- Intercompany eliminations	(196)	(275)	(812)	(711)

Total net sales	$147,438	$174,744	$457,039	$367,922

NET INCOME (LOSS) FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao	$2,081	$8,949	$9,667	$13,298
- Hong Kong & Macao	(986)	(1,342)	(3,551)	(3,577)

Total net income	$1,095	$7,607	$6,116	$9,721

	Unaudited	Audited
	Sep. 30, 2011	Dec. 31, 2010

LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong and Macao	$104,672	$101,014
- Hong Kong	4,658	145

Total long-lived assets	$109,330	$101,159

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date November 1, 2011	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer